UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11-K


[X] Annual report  pursuant to Section 15(d) of the  Securities  Exchange Act of
1934

     For the fiscal year ended: December 31, 2002

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the transition period from _________ to __________


                        Commission file number 000-18645

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Trimble Navigation Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Trimble Navigation Limited
                               645 N. Mary Avenue
                              Post Office Box 3642
                            Sunnyvale, CA 94088-3642

                 TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
                   Index to Financial Statements and Exhibits


Independent Accountants' Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes

Signature

Exhibit 23 - Consent of Mohler, Nixon & Williams, Independent Accountants

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2002 and 2001, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
----------------------------
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 20, 2003

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         December 31,
                                                     2002              2001

Assets:
   Investments, at fair value                  $  63,578,671     $  72,151,365
   Participant loans                               1,335,571         1,842,443
   Assets held for investment purposes            64,914,242        73,993,808
   Participant's contribution receivable             130,029
   Employer's contribution receivable                 25,251            88,178
   Other receivables                                                     6,689

Net assets available for benefits              $  65,069,522     $  74,088,675
                                               =============     =============

See notes to financial statements.

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                            Years ended
                                                            December 31,
                                                        2002             2001

Additions (reductions) to net assets attributed to:

 Investment income (loss):
    Dividends and interest                          $   891,441    $   1,513,224
    Net realized and unrealized depreciation
       in fair value of investments                (11,153,440)     (10,688,643)
                                                   ------------      -----------
                                                   (10,261,999)      (9,175,419)
                                                   ------------      -----------
 Contributions:
    Participants'                                     6,134,852        5,773,432
    Employer's                                        1,709,632        1,545,945
                                                      ---------        ---------
                                                      7,844,484        7,319,377
                                                      ---------        ---------
       Total reductions                             (2,417,515)      (1,856,042)
                                                    -----------       ----------
Deductions from net assets attributed to:
 Withdrawals and distributions                        6,593,226        6,194,819
 Administrative expenses                                  8,412           11,865
                                                          -----           ------
       Total deductions                               6,601,638        6,206,684
                                                      ---------        ---------
Net decrease in net assets prior to transfer        (9,019,153)      (8,062,726)
Transfer of assets:
     To the Plan                                                      31,855,865
                                                                      ----------
        Net increase (decrease) in net assets       (9,019,153)       23,793,139
Net assets available for benefits:
     Beginning of year                               74,088,675       50,295,536
                                                     ----------       ----------
     End of year                                   $ 65,069,522     $ 74,088,675
                                                   ============     ============

See notes to financial statements.

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The  following  description  of the  Trimble  Navigation  Savings  and
Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation (the Company) to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During 2001, the Plan document was amended to change the matching contribution to 50% of the participants' contribution up to 5% of compensation with a maximum of $2,500 per year.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company contracted with Fidelity Management Trust Company (Fidelity) to act as the custodian, trustee and third-party administrator. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan were held by Fidelity and invested in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan's investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated September 10, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statues, and that the trust, which forms part of the Plan is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2002 and 2001 was as follows:

 Date          Number of shares          Fair value                Cost

 2002             270,580                $3,379,548             $4,173,686
 2001             244,806                $3,968,301             $3,916,728


NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 18% of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants' direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. Effective July 1, 2001, the Company matched 50% of the participant's contribution up to 5% of compensation with a maximum of $2,500 per year. Prior to that, the Company matched 100% of each eligible participant's contribution up to a maximum of $100 per month and $1,200 per year. Contributions for the years ended December 31, 2002 and 2001 were approximately $1,710,000 and $1,545,000, respectively.

Vesting - Participants are immediately vested in their contributions and Company matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's interest in their account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2002 carry interest rates ranging from 6.5% to 11.5%.

Note 4 - Plan transfer

In conjunction with the acquisition of Spectra Precision, Inc, Spectra Precision Software and Tripod Data Systems, Inc. by the Company, assets totaling approximately $32,000,000 were transferred from the Spectra Precision, Inc. Savings Plus Plan, Spectra Precision Software 401(k) Plan and Tripod Data Systems, Inc. 401(k) Plan into the Plan during 2001.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

                                                 2002                     2001

 Trimble Navigation Common Stock             $  3,379,548          $   3,968,301
 Fidelity Magellan Fund                         8,220,988             11,063,243
 Fidelity ContraFund                            9,994,449             11,864,528
 Fidelity Balanced Fund                         5,440,816              6,504,889
 Fidelity Aggressive Growth Fund                3,724,380              6,016,249
 Fidelity Dividend Growth Fund                  5,710,995              7,305,446
 Retirement Money Market Fund                  15,860,323             15,393,763
 Other Funds individually less than 5%
    of net assets                              12,582,743             11,877,389

          Assets held for investment
             purposes                        $ 64,914,242          $  73,993,808

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the years ended December 31:
                                                2002                     2001

 Common stock                                ($  919,084)          ($ 1,880,616)
 Mutual funds                                (10,234,356)            (8,808,027)
                                            ($11,153,440)          ($10,688,643)

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.


TRIMBLE NAVIGATION                                              EIN: 94-2802192
SAVINGS  AND RETIREMENT PLAN                                          PLAN #001
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002
--------------------------------------------------------------------------------
                                    Description of investment
   Identity of issue, borrower,     including maturity date,
   lessor or similar party          rate of interest,
                                    collateral, par or
                                    maturity value                 Current value

   Janus Flex Income Fund           Mutual Fund                      $ 2,599,147

   Strong Common Stock Fund         Mutual Fund                          482,095
   Weitz Partners Value Fund        Mutual Fund                        1,364,829

   Janus Worldwide Fund             Mutual Fund                          959,960

*  Fidelity Fund                    Mutual Fund                          356,735
*  Fidelity Magellan Fund           Mutual Fund                        8,220,988
*  Fidelity ContraFund              Mutual Fund                        9,994,449
*  Fidelity Balanced Fund           Mutual Fund                        5,440,816
*  Fidelity Low Price Stock Fund    Mutual Fund                        1,885,521
*  Fidelity Equity Income II Fund   Mutual Fund                        1,890,381
*  Fidelity Aggressive Growth Fund  Mutual Fund                        3,724,380
   Fidelity Diversified
*  International Fund               Mutual Fund                        1,133,672
*  Fidelity Dividend Growth Fund    Mutual Fund                        5,710,995
*  Retirement Money Market Fund     Mutual Fund                       15,860,323

*  Spartan US Equity Index Fund     Mutual Fund                          574,832
                                    Common Stock
*  Trimble Navigation               (270,580 shares)                   3,379,548
                                    Interest rates
                                    ranging from 6.5% to
*  Participant loans                11.5%                              1,335,571
                                                                       ---------
                                                     Total           $64,914,242
                                                                     ===========
*  Party-in-interest

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 30, 2003


                                   By:  /s/   STEVEN W. BERGLUND
                                   -----------------------------
                                   Steven W. Berglund
                                   Title: President and Chief Executive Officer
                                   Trimble Navigation


                                   On behalf of the administrator of the
                                   Trimble Navigation Savings and
                                   Retirement Plan